                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                             ------------------

                               SCHEDULE 13E-3
                      RULE 13E-3 TRANSACTION STATEMENT

                              (AMENDMENT NO. 1)

     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            BROADWAY STORES, INC.
                              (Name of Issuer)

                            BROADWAY STORES, INC.
                      FEDERATED DEPARTMENT STORES, INC.
                      (Name of Person Filing Statement)

   Series A Preferred Stock                            111572 30 1
(Title of Class of Securities)            (CUSIP Number of Class of Securities)


                          DENNIS J. BRODERICK, Esq.
                       Senior Vice President, General
                            Counsel and Secretary
                      Federated Department Stores, Inc.
                            7 West Seventh Street
                           Cincinnati, Ohio 45202
                               (513) 579-7000

    (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                 Copies to:

                            MARK E. BETZEN, Esq.
                         Jones, Day, Reavis & Pogue
                          2300 Trammell Crow Center
                              2001 Ross Avenue
                             Dallas, Texas 75201
                               (214) 220-3939

   This statement is filed in connection with the filing of an information statement subject to Regulation 14C under the Securities Exchange Act of 1934


Check the following box if the soliciting materials or information statement referred to are preliminary copies: [ ]



                           Calculation of Filing Fee


    Transaction valuation*                          Amount of Filing Fee
    ----------------------                          --------------------
          $378,000                                         $75.60




* The amount shown was estimated solely for purposes of calculating the filing fee, based upon an assumed 756 shares (or 756,000 one one-thousandths of a share) of Series A Preferred Stock outstanding and a merger price of $0.50 per one one-thousandth of a share.



[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).



 Amount Previously Paid:    $45.36                     Filing Parties:     Broadway Stores, Inc. and
 Form or Registration No.:  Schedule 13E-3                                 Federated Department Stores, Inc.
                                                       Date Filed:         February 20, 1996

     This Amendment No. 1 supplements and amends the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, the "Statement") filed on February 20, 1996, by Broadway Stores, Inc., a Delaware corporation ("Broadway"), and Federated Department Stores, Inc., a Delaware corporation ("Federated"), in connection with the proposed merger (the "Merger") of a subsidiary ("Merger Sub") of Federated with and into Broadway.



     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the definitive
Schedule 14C Information Statement (the "Information Statement") filed by Broadway with the Securities and Exchange Commission contemporaneously herewith of the information required to be provided in response to the items of the Statement. The information in the Information Statement, a copy of which is attached hereto as Exhibit (d)(1), including all annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in the Statement are qualified in their entirety by the information contained in the Information Statement.

                             CROSS REFERENCE SHEET


                                                       Location in
 Item in Schedule 13E-3                                Information Statement
 ----------------------                                ---------------------
 Item 1(a) . . . . . . . . . . . . . . . . . . . .     Cover Page; "Certain Information Concerning
                                                       Broadway -- General"
 Item 1(b) . . . . . . . . . . . . . . . . . . . .     Cover Page; "Introduction"; "Special Factors --
                                                       Terms of Broadway Preferred Stock"
 Item 1(c) . . . . . . . . . . . . . . . . . . . .     "Special Factors -- Absence of Organized Trading
                                                       Market"
 Item 1(d) . . . . . . . . . . . . . . . . . . . .     "Special Factors -- Terms of Broadway Preferred
                                                       Stock" and "-- Determinations by the Board; Fairness
                                                       of the Merger"
 Item 1(e) . . . . . . . . . . . . . . . . . . . .     *
 Item 1(f) . . . . . . . . . . . . . . . . . . . .     "Special Factors -- Background of the Merger"
 Items 2(a)-(d) and (g)  . . . . . . . . . . . . .     Cover Page; "Certain Information Concerning Broadway
                                                       -- Directors and Executive Officers"; "Certain
                                                       Information Concerning Federated and Merger Sub --
                                                       Directors and Executive Officers"
 Items 2(e)-(f)  . . . . . . . . . . . . . . . . .     *
 Item 3(a)-(b) . . . . . . . . . . . . . . . . . .     "Special Factors -- Background of the Merger"
 Item 4(a) . . . . . . . . . . . . . . . . . . . .     "The Merger"
 Item 4(b) . . . . . . . . . . . . . . . . . . . .     *
 Items 5(a)-(g)  . . . . . . . . . . . . . . . . .     "Special Factors -- Certain Effects of the Merger"
                                                       and "-- Plans for Broadway After the Merger"
 Item 6(a) . . . . . . . . . . . . . . . . . . . .     "The Merger -- Source and Amount of Funds"
 Item 6(b) . . . . . . . . . . . . . . . . . . . .     "The Merger -- Certain Fees and Expenses"
 Items 6(c)-(d)  . . . . . . . . . . . . . . . . .     *
 Item 7(a) and (c) . . . . . . . . . . . . . . . .     "Special Factors -- Purpose of the Merger"
 Item 7(b) . . . . . . . . . . . . . . . . . . . .     *
 Item 7(d) . . . . . . . . . . . . . . . . . . . .     "Special Factors -- Certain Effects of the Merger";
                                                       "The Merger -- Certain Federal Income Tax
                                                       Consequences"
 Items 8(a)-(b) and (d)  . . . . . . . . . . . . .     "Special Factors -- Determinations by the Board;
                                                       Fairness of the Merger"
 Item 8(c) . . . . . . . . . . . . . . . . . . . .     "Introduction"

                                                       Location in
 Item in Schedule 13E-3                                Information Statement
 ----------------------                                ---------------------
 Item 8(e) . . . . . . . . . . . . . . . . . . . .     "Special Factors -- Interests of Certain Persons in
                                                       the Merger"
 Item 8(f) . . . . . . . . . . . . . . . . . . . .     *
 Items 9(a)-(c)  . . . . . . . . . . . . . . . . .     "Special Factors -- Determinations by the Board;
                                                       Fairness of the Merger"
 Item 10(a)  . . . . . . . . . . . . . . . . . . .     "Certain Information Concerning Broadway -- Security
                                                       Ownership of Certain Beneficial Owners"
 Item 10(b)  . . . . . . . . . . . . . . . . . . .     *
 Item 11 . . . . . . . . . . . . . . . . . . . . .     "The Merger -- The Merger Agreement"
 Items 12(a)-(b) . . . . . . . . . . . . . . . . .     *
 Item 13(a)  . . . . . . . . . . . . . . . . . . .     Cover Page; "The Merger -- Appraisal Rights of
                                                       Dissenting Stockholders"
 Items 13(b)-(c) . . . . . . . . . . . . . . . . .     *
 Item 14(a)  . . . . . . . . . . . . . . . . . . .     "Certain Information Concerning Broadway -- Selected
                                                       Financial Information"
 Item 14(b)  . . . . . . . . . . . . . . . . . . .     *
 Items 15(a)-(b) . . . . . . . . . . . . . . . . .     *
 Item 16 . . . . . . . . . . . . . . . . . . . . .     *
 Items 17(a), (d), (e) and (f)   . . . . . . . . .     *
 Item 17(b)  . . . . . . . . . . . . . . . . . . .     Annex II to the Information Statement
 Item 17(c)  . . . . . . . . . . . . . . . . . . .     Annex III to the Information Statement
 Item 17(e)  . . . . . . . . . . . . . . . . . . .     "The Merger -- Appraisal Rights of Dissenting
                                                       Stockholders"; Annex I to the Information Statement



*    The Item is inapplicable or the answer thereto is in the negative.

ITEM 1.  ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION.


         (a) The name of the issuer is Broadway Stores, Inc. and its principal executive office is located at 7 West Seventh Street, Cincinnati, Ohio 45202.


         (b) The class of securities to which this Statement relates is Broadway's Series A Preferred Stock, par value $0.01 per share. The information set forth on the Cover Page of and in "Introduction" and "Special Factors -- Terms of Broadway Preferred Stock" in the Information Statement is incorporated herein by reference.



         (c) The information set forth in "Special Factors -- Absence of Organized Trading Market" in the Information Statement is incorporated herein by reference.



         (d) The information set forth in "Special Factors -- Terms of Broadway Preferred Stock" and "Determinations by the Board; Fairness of the Merger" in the Information Statement is incorporated herein by reference.


         (e)  Not applicable.


         (f) The information set forth in "Special Factors -- Background of the Merger" in the Information Statement is incorporated herein by reference. Except as disclosed in the Information Statement, neither Broadway nor Federated has made any purchases of Broadway Preferred Stock since January 30, 1994.


ITEM 2.  IDENTITY AND BACKGROUND.


         (a)-(d) and (g) The Statement is being filed by Broadway (the issuer of the subject security) and Federated Department Stores, Inc. Broadway is a subsidiary of Federated. Federated's principal executive offices are located at 151 West 34th Street, New York, New York 10001 and at 7 West Seventh Street, Cincinnati, Ohio 45202. The information set forth on the Cover Page of and in "Certain Information Concerning Broadway -- Directors and Executive Officers" and "Certain Information Concerning Federated and Merger Sub -- Directors and Executive Officers" in the Information Statement is incorporated herein by reference.


         (e) and (f) None of Broadway, Federated, or, to the knowledge of Broadway or Federated, the other persons with respect to whom information is provided in response to Item 2 was during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.


         (a)-(b) The information set forth in "Special Factors -- Background of the Merger" in the Information Statement is incorporated herein by reference.


ITEM 4.  TERMS OF THE TRANSACTION.


         (a) The information set forth in "The Merger" in the Information Statement is incorporated herein by reference.


         (b)  Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


         (a)-(g) The information set forth in "Special Factors -- Certain Effects of the Merger" and "-- Plans for Broadway After the Merger" in the Information Statement is incorporated herein by reference. Except as disclosed in the Information Statement, there are no plans or proposals of Broadway or Federated regarding activities or transactions which are to occur after the Merger that are required to be so disclosed.


ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         (a) The information set forth in "The Merger -- Source and Amount of Funds" in the Information Statement is incorporated herein by reference.



         (b) The information set forth in "The Merger -- Certain Fees and Expenses" in the Information Statement is incorporated herein by reference.


         (c)-(d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


         (a) and (c) The information set forth in "Special Factors -- Purpose of the Merger" in the Information Statement is incorporated herein by reference.


         (b)  Not applicable.


         (d) The information set forth in "Special Factors -- Certain Effects of the Merger" and "The Merger -- Certain Federal Income Tax Consequences" in the Information Statement is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.


         (a)-(b) and (d) The information set forth in "Special Factors -- Determinations by the Board; Fairness of the Merger" in the Information Statement is incorporated herein by reference.



         (c) The information set forth in "Introduction" in the Information Statement is incorporated herein by reference.



         (e) The information set forth in "Special Factors -- Interests of Certain Persons in the Merger" in the Information Statement is incorporated herein by reference.


         (f)  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


         (a)-(c) The information set forth in "Special Factors -- Determinations by the Board; Fairness of the Merger" in the Information Statement is incorporated herein by reference.


ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.


         (a) The information set forth in "Certain Information Concerning Broadway -- Security Ownership of Certain Beneficial Owners" in the Information Statement is incorporated herein by reference. Except as disclosed in the Information Statement, none of Broadway, Federated, or, to the knowledge of Broadway or Federated, any of the directors or executive officers of Broadway or Federated or any employee benefit plan of Broadway or Federated beneficially owns any securities of Broadway.

         (b) During the 60 days prior to the date of the Statement, there have been no transactions in Broadway Preferred Stock effected by Broadway, Federated, or to the knowledge of Broadway or Federated, any directors or executive officers of Broadway or Federated, or any employee benefit plan of Broadway or Federated.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.


         The information set forth in "The Merger -- The Merger Agreement" in the Information Statement is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a)-(b)  Not applicable.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.


         (a) The information set forth on the Cover Page of and in "The Merger -- Appraisal Rights of Dissenting Stockholders" in the Information Statement is incorporated herein by reference.


         (b)-(c)  Not applicable.

ITEM 14.  FINANCIAL INFORMATION.


         (a) The information set forth in "Certain Information Concerning Broadway -- Selected Financial Information" in the Information Statement is incorporated herein by reference. In addition, the following information is incorporated herein by reference:


         (1) Audited Financial Statements of Broadway set forth at pages 32 through 58 in Broadway's Annual Report on Form 10-K for the fiscal year ended January 28, 1995, a copy of which is filed as Exhibit (d)(4) hereto; and

         (2) Unaudited Financial Statements of Broadway set forth at pages 2 through 7 in Broadway's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995, a copy of which is filed as Exhibit (d)(5) hereto.

         (b)  Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)-(b)  Not applicable.

ITEM 16.  ADDITIONAL INFORMATION.


         All of the information set forth in the Information Statement is incorporated herein by reference.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.


         (a)     Not applicable.




         (b)     Opinion of Houlihan Lokey Howard & Zukin, Inc.
                 (incorporated by reference from Annex II to the Information Statement filed as Exhibit (d)(1) hereto)

         (c)(1) Form of Agreement and Plan of Merger among Broadway, Federated, and Merger Sub (incorporated by reference from Annex III to the Information Statement filed as Exhibit (d)(1) hereto).



         (d)(1) Information Statement of Broadway (including Notice of Action by Written Consent and Availability of Appraisal Rights and Certain Other Matters).


         (2)     Letter of Transmittal.


         (3) Guidelines for Certification of Taxpayer Identification Number Substitute Form W-9.*


         (4) Annual Report on Form 10-K for the fiscal year ended January 28, 1995 of Broadway (incorporated by reference).

         (5) Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995 of Broadway (incorporated by reference).


         (e)(1) Statement Describing Appraisal Rights (incorporated by reference from "The Merger -- Appraisal Rights of Dissenting Stockholders" in, and Annex I to, the Information Statement filed as Exhibit (d)(1) hereto is incorporated herein by reference).


         (f)     Not applicable.

____________________


*  Previously filed.

                                   SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 28, 1996                  BROADWAY STORES, INC.





                                        By:  /s/ DENNIS J. BRODERICK

                                             ---------------------------------
                                             Dennis J. Broderick,
                                             Vice President



                                        FEDERATED DEPARTMENT STORES, INC.




                                        By:  /s/ DENNIS J. BRODERICK

                                             ---------------------------------
                                             Dennis J. Broderick,
                                             Senior Vice President

                               INDEX TO EXHIBITS




  EXHIBITS
  --------
  99(b)(1)     Opinion of Houlihan Lokey Howard & Zukin, Inc. (incorporated by reference from Annex II to the Information Statement filed as Exhibit 99(d)(1) hereto)

  99(c)(1)     Form of Agreement and Plan of Merger among Broadway, Federated, and Merger
               Sub (incorporated by reference from Annex III to the Preliminary Information
               Statement filed as Exhibit 99(d)(1) hereto)

  99(d)(1)     Information Statement of Broadway (including Notice of Action by Written Consent and Availability of Appraisal Rights and Certain Other
               Matters)

  99(d)(2)     Letter of Transmittal

  99(d)(3)     Guidelines for Certification of Taxpayer Identification Number Substitute Form
               W-9*

  99(d)(4)     Annual Report on Form 10-K for the fiscal year ended January 28, 1995 of
               Broadway (incorporated by reference)

  99(d)(5)     Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995 of
               Broadway (incorporated by reference)

  99(d)(6)     Statement Describing Appraisal Rights (incorporated by reference from "The
               Merger -- Appraisal Rights of Dissenting Stockholders" in, and Annex I to, the
               Information Statement filed as Exhibit 99(d)(1) hereto is incorporated herein by reference)



____________________


*  Previously filed.